Falconridge Oil Technologies Corp.
17-120 West Beaver Creek Rd.
Richmond Hill, Ontario, Canada L4B 1L2
Telephone: (905) 771– 6551

October 23, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re:        Falconridge Oil Technologies Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-191018
     Filed September 5, 2013

Further to the filing of our Registration Statement on Form S-1 filed on September 5, 2013, the Company writes to update response of the Company to your letter to the Company dated October 2, 2013 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1

General

1.
We note that you filed a Form S-1 registration statement which was declared effective on December 16, 2008. If any shares were sold pursuant to that registration statement on or before December 8, 2011, you would not qualify as an emerging growth company. Please provide us with a detailed legal analysis as to why you believe that you would qualify as an emerging growth company, if you retain the assertions throughout your filing which suggest that you should be considered an EGC. Please see Question 2 to Jumpstart Our Business Startups Act Frequently Asked Questions (April 16, 2012), which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm#q1 . In the alternative, revise your filing to take out all references to your being an emerging growth company under the JOBS Act.

Response:  The Company has revised the registration statement by taking out all references to being an emerging growth company under the JOBs Act.

2.
On the prospectus cover page, you state that the selling security holders will initially sell their common stock at $0.50 per share “until a market for [y]our common stock develops on the OTC Bulletin Board (the “OTCBB”), and thereafter at prevailing market prices or privately negotiated prices.” But that disclosure is inconsistent with your disclosure at pages 11, 16, and 32 that your common stock is quoted on the OTCBB. Please revise to provide consistent and accurate disclosure in that regard.

Response:  The Company has revised the registration statement.

3.
There appear to be a high number of inconsistent disclosures in this section and elsewhere in your filing. Please review your registration statement and revise it to eliminate all such inconsistencies and to provide accurate and consistent disclosure that is current as of the date you initially filed it. For example:

•
You suggest that your business is “extracting new resources from wells that have been assessed as uneconomic” (page 24). At page 8, you indicate that you “must continue to try to locate skilled scientists and professionals….” At page 33, you state that you “intend to carry on business as a development stage video analytics and security company.” These statements appear to refer to three different business plans.

Response:  The Company has revised the registration statement.

•	You suggest at page 27 that Messrs. Pellicane and Morra were elected to the positions you list, but at page 37 you state that they were appointed. Please revise to address this apparent discrepancy.

Response:  The Company has revised the registration statement.

•
At page 23, you state that you are “in the development stage and [have] generated only nominal/insignificant revenues.” But at page 24, you claim that your company “offers operators a lower cost alternative to drilling a new well, with practically equal performance results,” and at page 26 you state that “One of the key benefits to deployment of TerraSlicing is the predictability of TST application to the asset.” The latter two statements suggest that you have had substantial experience in applying the technology.

Response:  The Company has revised the registration statement.

•
You state that “Assets are stimulated utilizing our proprietary TST technology” (page 24, emphasis added), despite your holding only a “non-exclusive right” (footnote 7 to the Falconridge Oil Ltd. financial statements, page F-18).

Response:  The Company has revised the registration statement.

4.
Provide us with independent supplemental support or a clear explanation of your basis for all of the following claims, some of which you repeat at different places in your filing. If you cannot support them, please delete or revise such disclosures. For example:

•
Disclose where, when, how often, and how you have used the technology, in support of your claims that “TST may be used in virtually all environments and applications in the oil and gas industry. TST is applicable on land, or marine environments, and

Response:  The Company has revised the registration statement.

•	Support each of the twenty-four bullet point “benefits” of TST (page 25); and

Response:  The Company has revised the registration statement.

•	“Our company has relationships globally for deployment of its technology, specifically in [UAE], Oman, [ ] Egypt [and] Brazil” (page 29).

Response:  The Company has revised the registration statement.

Risk Factors, page 6

We are affected by certain law and governmental regulations, page 8

5.	If any of your target countries (the United Arab Emirates, Oman, Egypt, or Brazil) has not approved TST service, revise to make that clear.

Response:  The Company has revised the registration statement that TST has not been an approved service in the target countries of the Company.

Selling Security Holders, page 14

6.
Please include in the table or the footnotes those natural persons who exercise the power to vote or dispose of the shares held by the listed selling security holders which are legal entities. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K. See also Exchange Act Rule 13d-3.

Response:  The Company has revised the registration statement.

Description of Business, page 21

General

7.
Revise to clarify the scope of your actual business operations historically. For example, disclose the number of wells on which you have performed workovers, such as the one you describe at page 30. Revise to eliminate the detailed operational discussions which are ubiquitous in your filing if such information is based only on anecdotal evidence from your licensor or others.

Response:  The Company has revised the registration statement.

Overview, page 21

8.
Disclose what consideration Mr. Muran received in exchange for the 18,000,000 shares that he agreed to have cancelled, or identify by name the shareholders whose shares were cancelled and the consideration each received. We note the disclosure at page 30 that he previously had received that number of shares.

Response:  The Company has revised the registration statement.

9.
Please expand your discussion of your post-closing financing obligations pursuant to Section 6.1 of the share exchange agreement filed as exhibit 10.1. For example, address the practical consequences, if any, of any inability to meet such obligations. If there would be no real consequences to the company, revise to make that clear. As currently drafted, the reader might expect such financing to be somewhat likely or partially assured.

Response:  The Company has revised the registration statement.

10.
Clarify the significance of the agreement by Falconridge in Section 6.1(a) to “provide a financing … on mutually agreeable terms by the parties,” where two of the three parties/entities were destined, respectively, to be (post-closing) the wholly owned subsidiary and the controlling shareholder/officer/director bloc comprised of Messrs. Pellicane and Morra. Similarly revise to explain the significance of Section 6.1(b) in these circumstances. In that regard, it appears that Messrs. Pellicane and Morra were going to take full control of the company post-closing, so it is unclear what the provisions of Section 6.1 could achieve insofar as there is no party against whom to enforce its provisions other than the company which they now control.

Response:  The Company has revised the registration statement.

Business Overview, page 24

11.
You disclose that you assume “a financial risk in the [TST] process, with no capital outlay required by the asset holder or lease owner.” Please clarify your role in the TST process vis-à-vis the asset holder or lease owner, including detailing financial and operational obligations.

Response:  The Company has revised the registration statement to clarify the role of the TST process vis-à-vis the asset holder or lease owner.

Technologies and Products Overview, page 24

12.
File as an exhibit the agreement by which you are “exclusive agents of TST in the United Arab Emirates and exclusive marketing principal of TST with non-exclusive rights to TST” in other territories. Summarize the terms of that agreement.

Response:  The agreement referred to in this comment contains sensitive business competition information and, as such, includes a non-disclosure provision between the parties.  Where the Company files this agreement as an exhibit, the Company would be in breach of its obligation of non-disclosure pursuant the agreement.   Therefore, the Company will not be filing the agreement as an exhibit.

Terra Slicing, page 24

Chemical Slot Expansion, page 27

13.	You disclose at page 25 that TST is “safer than a frac.” Clarify and provide support for this statement.

Response:  The Company has revised the registration statement.

Market Segments and Competitive Landscape, page 29

14.
As TST appears to be a well-bore stimulation rather than an enhanced oil recovery technique such as the use of CO2, explain to us why the discussion in this section of CO2 and enhanced recovery is relevant. In the alternative, revise this section to remove such information.

Response:  The Company has revised the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Cash Requirements, page 33

15.
Please modify your disclosure as necessary to clarify your reference to the company as a “development stage video analytics and security company,” as this conflicts with the business descriptions provided elsewhere in your filing. Carefully review the remainder of your disclosure under MD&A to identify and resolve any other similar inconsistencies.

Response:  The Company has revised the registration statement.

Results of Operations for the Three Month Period Ended May 31, 2013 and 2012, page 34

16.
You indicate that the substantial decrease in year-over-year revenues in the three month period ended May 13, 2013, “is primarily due to a decrease in service revenues.” Provide additional context for this statement, indicating for example whether you lost clients or particular contracts were completed prior to the current period referenced. If these changes reflect a known trend, be sure to discuss it in necessary detail. See Item 303(a)(3)(ii) of Regulation S-K. Similarly, in your discussion of liquidity, explain why there was such a sharp decrease in general and administrative expenses in the most recently completed fiscal year.

Response:  The Company has revised the registration statement.

Master License, page 38

17.
Discuss at an appropriate place in the filing all the material terms of this (and every other material) agreement, including the date it was entered into, the counterparty, amounts to be paid, when it expires, and what it covers. We note disclosure at note 7 on page F-11 of the Falconridge Oil Ltd. financial statements of a licensing agreement, but it is unclear whether the contract to which you here refer is the same.

Response:  The Company has revised the registration statement.  Please refer to the Company’s response to comment #12 of this letter in regards to the agreement.

Directors and Executive Officers, Promoters and Control Persons, page 39

Executive Management, page 40

18.
You disclose that your executive management team represents “a significant depth of experience in enhanced oil and gas recovery,” but reference to the individual sketches does not appear to provide a basis for that assertion. Please revise to clarify the basis or delete the assertion.

Response:  The Company has revised the registration statement.

19.
Please revise your disclosure to specify Mr. Pellicane’s employment, identifying positions held and the dates during which they were held during the past five years. See Item 401(e) of Regulation S-K. Also provide us with the basis for the implication that Mr. Pellicane’s efforts resulted in “over $100 million in sales revenue.”

Response:  The Company has revised the registration statement.

Certain Relationships and Related Transactions, and Director Independence, page 45

20.
Please provide all disclosure required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure at page 22 that for the three month period ended May 31, 2013, you received $121,421 and for the fiscal year ended February 28, 2013, you received $293,283 from financing activities consisting entirely of advances from related parties. Also disclose the identity of the shareholder who controls FWT.

Response:  The Company has revised the registration statement.

Exhibits, page II-3

21.
Please file all material contracts, pursuant to Item 601(b)(10) of Regulation S-K. For example, we note your letter dated June 20, 2013, your licensing agreement with Hydroslotter Corporation of Canada referenced in footnote 7 to your audited financial statements for the year ended February 28, 2013, your agreement with Meadowbank Asset Management Inc., and the agreements pursuant to which you received a royalty interest in property in February 2012 in exchange for performing a workover on a well.

Response:  Please refer to the Company’s response to comment #12 of this letter in regards to the license agreement.

The Company has filed the Meadowbank Asset Management Inc. agreement in the revised registration statement.

The agreement pursuant to which the Company received a royalty interest in a property on February 2012 has been amended for confidentiality purposes and filed along with a confidential treatment request letter pursuant to Rule 24b-2, promulgated by the Commission under the Securities Exchange Act of 1934, as amended.  As such, certain parts of the filed agreement have not been disclosed and a complete agreement has been filed separately with the Securities and Exchange Commission.

22.	In the exhibit list, revise to specify the precise exhibit number pursuant to which the incorporated exhibits were previously filed.

Response:  The Company has revised the registration statement.

23.
Please obtain and file a new or revised opinion of counsel to reflect the correct number of shares of common stock (19,461,000 shares) to which the registration statement relates. Also ensure that the opinion accurately identifies the date the Form S-1 or the amended Form S-1 was filed with the Commission.

Response:  The Company has obtained a filed a new opinion of counsel in the registration statement.

24.
In the new or revised opinion, ensure that counsel does not retain any impermissible assumptions, such as (1) as to all parties, “such parties had the requisite power and authority … to execute, deliver and perform”; (2) all the instruments or agreements have been duly authorized by all requisite action; and (3) “such agreements or instruments are the valid, binding and enforceable obligations of such parties.” Counsel may obtain and rely upon the certificates it obtains for such purposes, but it may not assume those items relating to the registrant which underlie its essential opinion. Otherwise, the opinion would “assume away” the relevant issue. Please refer to Staff Legal Bulletin No. 19 at Section II.B.3(a).

Response:  The Company has revised the legal opinion to be included in the registration statement as an exhibit.

Financial Statements – Annual

General

25.
We note that you have references throughout the document to the fiscal years ended February 28, 2013 and 2012. However, the month of February had 29 days in 2012. Review and revise disclosure throughout your filing as necessary to resolve this inconsistency. Similarly, ask your auditor to make corresponding revisions its report on your financial statements.

Response:  The Company has updated the financial information as requested. The Company has similarly requested that the auditor of the Company (the “Auditor”) to make corresponding revisions in its report on the financial statements. The Auditor concurs and has updated the dates throughout the revised registration statement to show them as February 28, 2013 and February 29, 2012.

26.
Given your description of the company in the first paragraph on page 7, your status as a development stage company mentioned in the third paragraph on page 8, and your financial condition relative to the criteria that defines a development stage company, it appears you will need to revise your financial statements to provide the cumulative information required by FASB ASC 915.

Response:  The Company believes since the Company has a revenue stream that it is not required to report as a development stage company and would not have to report cumulative information from inception to date.  The Company has commenced operations and has an ongoing revenue stream.  The Company has updated page 7 and page 8 to delete the language about development stage.

27.
On page 22 you indicate that you completed a reverse merger on August 2, 2013, whereby shareholders of the accounting acquirer obtained 29,250,000 shares in exchange for their equity ownership of Falconbridge Ontario. Please revise all share and per share amounts in your filing, including references and amounts that appear on the Balance Sheets, Statements of Operations, and Statements of Stockholders' Deficit, to reflect this issuance of shares in a manner similar to a stock split to comply with SAB Topic 4:C and FASB ASC 260-10-55-12.

Response:  The Company has revised the share presentation in the revised registration statement.

Note 2 - Summary of Significant Accounting Policies, page F-14

Oil and Gas Property, page F-15

28.
Please expand your disclosure to identify your method of accounting for oil and gas producing activities, as either the successful efforts or full cost method. Additionally, please revise your critical accounting policy disclosures on pages 37 through 39 to discuss and analyze material estimates and assumptions that you have made in accounting for these activities. Please refer to FRC §501.14 if you require further clarification or guidance in formulating your disclosures.

Response:  The Company’s method of accounting for oil and gas producing activities is the successful efforts method.  The Company has updated their critical accounting policy disclosures to state this.

Revenue Recognition, page F-16

29.
We note your disclosure on page 30 explaining that you received a royalty interest in a property in February 2012 in exchange for performing a workover on a well using the Terra Slicing technology, and have accounted for the $128,990 value of this interest as revenue. We would like to understand your rationale in recognizing this transaction as a revenue generating event. Please file the agreement under which this service was provided as an exhibit to comply with Item 601(b)(10) of Regulation S-K, and address the following points.

•	Quantify the costs you incurred in connection with the workover service and explain why these are not evident in your Statements of Operations.

The Company did not pay for the workover on the first contract of the Company as the client paid all third party costs.  The Company accounted for the $50,000 that the Company owed to Hydroslotter Corporation of Canada for their services by netting this amount against the revenue that the Company received from customer.

The agreement with the customer has been amended for confidentiality purposes and filed along with a confidential treatment request letter pursuant to Rule 24b-2, promulgated by the Commission under the Securities Exchange Act of 1934, as amended.  As such, certain parts of the filed agreement have not been disclosed and a complete agreement has been filed separately with the Securities and Exchange Commission.

•	Tell us why the costs of the workover effort were not accounted for in accordance with FASB ASC 932-360-25-12 through 14; or Rule 4-10(c)(2) of Regulation S-X, as applicable.

See the prior response.

•
Tell us why your believe revenue recognition is not contrary to the guidance in FASB ASC 932-360-40-7, considering the examples in paragraphs 55-3, 55-4, and 55-5, also the guidance in 55-6; or Rule 4-10(c)(6)(iii) and (iv) of Regulation S-X, as applicable.

The Company received the royalty interest in return for performing the Terra Slicing service for a customer.  Once the Terra Slicing was completed, the Company received this royalty interest free and clear through this transaction and it involves no future obligations for the Company to perform services.

•	Clarify whether the royalty interest you received is in the same well to which you applied the Terra Slicing technology under this arrangement.

The royalty interest relates to the only well that the Company has worked on.

•	Describe the results of your workover effort on the well; indicate the reserve and production status before and after your procedure.

Response:  This was a new well that had been drilled but to which no completion had been performed. Management of the customer owning the well was confident they would only achieve 7-9 barrels per day with an 80-90% water cut from this well which expectations were based on similar wells in the same formation. They wanted to test our technology, specifically, its ability to increase permeability and ability to cut into the formations at very specific intervals in the formation. The well originally produced 38 barrels per day on the flush and, the well to not be over pumped, was cut back to a 20+ barrels per day production. The well has performed at that level for the past 20 months with an average of 3.5% water cut approximately.

Note 9 - Supplemental Information on Oil and Gas Operations (Unaudited), page F-18

30.	Please address the following with respect to your disclosure under this section:

•
As you disclose that your estimates of proved reserves, future net revenue and present values of oil and gas reserves are based on studies prepared by Chapman Petroleum Engineering Ltd., an independent petroleum reservoir engineering firm, you will need to obtain and file the underlying reserve report as an exhibit to comply with Item 1202(a)(8) of Regulation S-K.

Response:  The registration statement has been revised to include the reserve report as an exhibit.

•
We note your disclosure explaining that your estimates of proved reserves, future net revenue and present values of oil and gas reserves are based on “oil and gas prices received by the Company on February 28, 2013.” This approach appears to conflict with Rule 4-10(a)(22)(v) of Regulation S-X, which requires pricing based on a twelve-month average, unless prices are defined by contractual arrangement. Tell us the oil and natural gas prices underlying your estimates of proved reserves as of February 28, 2013, and explain your rationale for using these prices.

Response:  The Company has revised the wording in the document to say that the prices were based on the twelve-month average first of the month prices.

Financial Statements - Interim

Basis of Presentation, page F-25

31.
Given that the accounting acquirer in your reverse merger has not filed any periodic report, it appears you should correct your disclosure under this heading making reference to related disclosures in Form 10-Q and Form 10-K.

Response:  The footnote has been updated.

Current Report on Form 8-K filed August 21, 2013

General

32.
We refer you to our comments noted above under “Registration Statement on Form S-1”. Please file an amended current report on Form 8-K/A to make all corresponding changes to this filing as well. Obtain and file updated consents from experts, such as legal counsel, independent accountants, and third party engineers, as applicable, pursuant to Item 601(b)(23) of Regulation S-K.

Response:  The Company plans to file an amended current report on Form 8-K/A to make all corresponding changes to this filing as well.

Item 9.01 Financial Statements and Exhibits, page 38

33.
Exhibits 2.1 and 10.1 were filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

Response:  The Company has revised the registration statement to include a searchable exhibit 10.1.

                   Yours truly,

                   FALCONRIDGE OIL TECHNOLOGIES CORP.

                   Per:  /s/Mark Pellicane
                   Mark Pellicane
                   Chief Executive Officer